Exhibit 99.3

www.rpacan.com AVAKASH PATEL I, Avakash Patel, P.Eng., as an author of this report entitled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” prepared for Nexa Resources S.A. and dated March 22, 2019, do hereby certify that: 1. I am Vice President, Metallurgy and Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7. 2. I am a graduate of the University of Regina, Saskatchewan in 1996 with a B.A.Sc. in Regional Environmental Systems Engineering (Civil/Chemical). 3. I am registered as a Professional Engineer in the Province of Ontario (Reg. #90513565) and in the Province of British Columbia (Reg. #31860). I have worked as a metallurgical engineer for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is: • Reviews and reports as a metallurgical consultant on numerous mining operations and projects for due diligence and regulatory requirements. Senior positions at numerous base metal and precious metal operations, and consulting companies responsible for general management, project management, and process design. Sr. Corporate Manager – Metallurgy and Mineral Processing with a major Canadian mining company and a junior Canadian mining company. Manager of Engineering/Processing Engineering with two large international Engineering companies responsible for designing, planning, and execution for multiple complex mining projects. • • • 4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. 5. I did not visit the Atacocha Mine. 6. I am responsible for Sections 13 and 17 and relevant disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report. 7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101. 8. I have had no prior involvement with the property that is the subject of the Technical Report. 9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-4

www.rpacan.com 10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. Dated this 22nd day of March, 2019. (Signed and Sealed) Avakash Patel Avakash Patel, P.Eng. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-5